

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2014

<u>Via Email</u>
Mr. Mark R. Bachmann
Executive Vice President
Zep, Inc.
1310 Seaboard Industrial Boulevard
Atlanta, Georgia 30318-2825

        Re: Zep, Inc.
                Form 10-K for Fiscal Year Ended August 31, 2013
                Filed November 5, 2013
                Definitive Proxy Statement on Schedule 14A
                Filed November 19, 2013
                File No. 1-33633

Dear Mr. Bachmann:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Terence O'Brien

                          Terence O'Brien
                          Branch Chief